Condensed Consolidated Interim Financial Statements

Prepared by Management

Second Quarter Report
Three Months and Six Months Ended June 30, 2014 and 2013

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars)

		June 30,	December 31,
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$44,038	$35,004
Investments	4	1,539	1,463
Accounts receivable	5	27,226	23,749
Inventories	6	24,117	23,647
Prepaid expenses		2,292	3,341
Total current assets		99,212	87,204
Non-current deposits		1,077	1,186
Mineral properties, plant and equipment	8	269,038	278,533
Total assets		$369,327	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$20,651	$17,221
Income taxes payable		2,815	3,259
Derivative liabilities	10	-	1,491
Revolving credit facility		29,000	33,000
Total current liabilities		52,466	54,971

Provision for reclamation and rehabilitation		6,672	6,652
Contingent liability		126	99
Deferred income tax liability		42,134	49,053
Total liabilities		101,398	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 101,456,014 shares (Dec 31, 2013 - 99,784,409 shares)	Page 4	365,406	358,408
Contributed surplus	Page 4	15,795	14,836
Accumulated comprehensive income (loss)	Page 4	(4,005)	(4,081)
Deficit		(109,267)	(113,015)
Total shareholders' equity		267,929	256,148
Total liabilities and shareholders' equity		$369,327	$366,923

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 2 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2014	2013	2014	2013

Revenue		$54,774	$71,250	$107,774	$141,123

Cost of sales:
Direct production costs		34,849	44,746	62,069	81,633
Royalties		278	356	612	806
Share-based compensation	9 (a)	219	202	287	277
Depreciation and depletion		14,709	13,149	28,782	25,223
Write down of inventory to net realizable value	6	365	6,383	365	7,878
	14	50,420	64,836	92,115	115,817
Mine operating earnings		4,354	6,414	15,659	25,306
Expenses:
Exploration	11	2,806	4,978	4,974	9,168
General and administrative	12	3,517	3,787	5,955	6,917
		6,323	8,765	10,929	16,085
Operating earnings (loss)		(1,969)	(2,351)	4,730	9,221
Mark-to-market loss/(gain) on derivative liabilities	10	-	(2,386)	1,434	(3,838)
Mark-to-market loss/(gain) on contingent liability		(14)	(5,408)	27	(7,899)
Finance costs		256	531	702	778
Other income (expense):
Foreign exchange		445	(2,439)	188	(1,039)
Investment and other income		83	371	267	2,349
		528	(2,068)	455	1,310

Earnings (loss) before income taxes		(1,683)	2,844	3,022	21,490
Income tax expense:
Current income tax expense		3,250	4,363	6,192	6,199
Deferred income tax expense (recovery)		(4,644)	(1,158)	(6,918)	1,295
		(1,394)	3,205	(726)	7,494

Net earnings (loss) for the period		(289)	(361)	3,748	13,996

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	4	68	(4,242)	76	(3,929)

Comprehensive income (loss) for the period		$(221)	$(4,603)	$3,824	$10,067

Basic earnings (loss) per share based on net earnings		$(0.00)	$(0.00)	$0.04	$0.14
Diluted earnings (loss) per share based on net earnings	9 (c)	$(0.00)	$(0.00)	$0.04	$0.10

Basic weighted average number of shares outstanding		101,336,743	99,710,933	100,985,709	99,685,615
Diluted weighted average number of shares outstanding	9 (c)	102,048,413	99,710,933	101,920,835	101,828,232

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 3 -

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated
					other
		Number of	Share	Contributed	comprehensive		Total
	Note	shares	Capital	Surplus	income (loss)	Deficit	Equity
December 31, 2012		99,541,522	$357,296	$12,828	$(5,331)	$(24,597)	$340,196

Exercise of options	9 (a)	133,000	698	(244)			454
Exercise of warrants	9 (b), 10	-	-	-			-
Share appreciation rights	9 (a)	66,488	234	(234)			-
Share-based compensation	9 (a)			1,939			1,939
Unrealized gain (loss) on available for sale assets	4				(1,755)		(1,755)
Realized gain (loss) on available for sale assets	4				(2,174)		(2,174)
Expiry and forfeiture of options				(960)		960	-
Net earnings for the period						13,996	13,996
June 30, 2013		99,741,010	358,228	13,329	(9,260)	(9,641)	352,656

Exercise of options	9 (a)	6,000	32	(11)			21
Exercise of warrants	9 (b), 10	37,399	148	-			148
Share-based compensation	9 (a)			1,605			1,605
Unrealized gain (loss) on available for sale assets	4				6,096		6,096
Realized gain (loss) on available for sale assets	4				(917)		(917)
Expiry and forfeiture of options				(87)		87	-
Loss for the period						(103,461)	(103,461)
December 31, 2013		99,784,409	358,408	14,836	(4,081)	(113,015)	256,148
Exercise of options	9 (a)	515,700	1,872	(725)			1,147
Exercise of warrants	9 (b), 10	1,155,905	5,126	(248)			4,878
Share-based compensation	9 (a)			1,932			1,932
Unrealized gain (loss) on available for sale assets	4				76		76
Net earnings for the period						3,748	3,748
June 30, 2014		101,456,014	$365,406	$15,795	$(4,005)	$(109,267)	$267,929

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 4-

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30	June 30,	June 30
	Notes	2014	2013	2014	2013

Operating activities
Net earnings (loss) for the period		$(289)	$(361)	$3,748	$13,996
Items not affecting cash:
Share-based compensation	9 (a)	1,473	1,376	1,932	1,939
Depreciation and depletion		14,776	13,228	28,931	25,376
Deferred income tax expense (recovery)		(4,644)	(1,158)	(6,918)	1,295
Unrealized foreign exchange loss (gain)		(20)	687	(23)	602
Mark-to-market loss (gain) on derivative liability	10	-	(2,386)	1,434	(3,838)
Mark-to-market loss (gain) on contingent liability		(14)	(5,408)	27	(7,899)
Finance costs		266	35	702	152
Write down of inventory to net realizable vallue	6	365	6,383	365	7,878
Gain on sale of investments	4	-	-	-	(1,777)
Net changes in non-cash working capital	13	1,497	7,282	319	(8,508)
Cash from operating activities		13,410	19,678	30,517	29,216

Investing activites
Property, plant and equipment expenditures	8	(10,798)	(31,641)	(20,032)	(60,357)
Investment in short term investments		-	-	-	(130)
Proceeds from sale of short term investments		-	-	-	4,720
Cash used in investing activities		(10,798)	(31,641)	(20,032)	(55,767)

Financing activities
Proceeds from (repayments of) revolving credit facility		(3,000)	6,000	(4,000)	30,000
Exercise of options and warrants	9 (a)(b)	373	161	3,100	454
Interest paid		(262)	(90)	(573)	(132)
Cash from (used in) financing activites		(2,889)	6,071	(1,473)	30,322

Effect of exchange rate change on cash and cash equivalents		20	(164)	22	(79)
Increase (decrease) in cash and cash equivalents		(277)	(5,892)	9,012	3,771
Cash and cash equivalents, beginning of period		44,295	28,365	35,004	18,617
Cash and cash equivalents, end of period		$44,038	$22,309	$44,038	$22,309

Supplementary cash flow information	13

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act

(British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements.

The Board of Directors approved the condensed consolidated interim financial statements for issue on August 8, 2014.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These condensed consolidated interim financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Endeavour Capital S.A. de C.V. SOFOM ENR, Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolanitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina Spa, MXRT Holding Ltd., Compania Minera El Cubo S.A. de C.V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2013, except as noted in Note 3(a).

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2013. In addition, the following accounting policy has been further defined for these condensed consolidated interim financial statements.

(a)	Changes in International Financial Reporting Standards (IFRS)

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21

In May 2013, the IASB issued IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation. It also notes that levies do not arise from executor contracts or other contractual arrangements. The interpretation also confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. IFRIC 21 was applied retrospectively with no material impact on the consolidated financial statements.

(b)	Changes in IFRS Not Yet Adopted

New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments, as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in Other Comprehensive Income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. In February 2014, the International Accounting Standards Board issued an amendment that tentatively decided the mandatory effective date of IFRS 9 will be for periods on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contract with Customers

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13

Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

The Company has not early adopted any other standard, interpretation or amendment in the condensed consolidated interim financial statements that have been issued, but not yet effective.

4.	INVESTMENTS

	June 30	December 31
	2014	2013
Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	(3,712)	(3,772)
Unrealized foreign exchange gain (loss)	(293)	(309)
	$1,539	$1,463

The marketable securities are classified as Level 1 in the fair value hierarchy (see Note 15) and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

5.	ACCOUNTS RECEIVABLE

		June 30	December 31
	Note	2014	2013

Trade receivables		$10,175	$10,263
IVA receivables		14,873	12,717
Income taxes receivables		1,647	411
Due from related parties	7	237	248
Other receivables		294	110
		$27,226	$23,749

The trade receivables consist of receivables from provisional silver and gold sales from the Bolanitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see Note 15).

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

6.	INVENTORIES

	June 30	December 31
	2014	2013

Warehouse inventory	$10,476	$10,522
Stockpile inventory (1)	7,950	8,530
Finished Goods inventory (2)(3)	4,871	1,023
Work in process inventory (3)	820	3,572
	$24,117	$23,647

(1)	The Company stockpiled 96,757 tonnes of mined ore as of June 30, 2014 (December 31, 2013 – 128,604 tonnes)
(2)

The Company held 206,590 silver ounces and 1,538 gold ounces in finished goods as of June 30, 2014 (December 31, 2013 – 51,000 and 198, respectively). These ounces are carried at the lesser of cost and net realizable value. As at June 30, 2014, the quoted market value of the silver ounces was $4,312 (December 31, 2013 - $995) and the quoted market value of the gold ounces was $2,022 (December 31, 2013 - $238).

(3)

The finished goods inventory balance at June 30, 2014 includes a write down to net realizable value of $365 for the finished goods inventory held by the El Cubo mine. The work in process inventory balances at December 31, 2013 includes a write down to net realizable value of $664 for work in process inventory held by the El Cubo mine.

7.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a related party company, with a director in common and from time to time will incur third party costs on behalf of the related party on a full cost recovery basis. The Company has a $237 net receivable related to administration costs and other items outstanding as of June 30, 2014 (December 31, 2013 – $248).

The Company was charged $64 for the six months ended June 30, 2014 for legal services from a legal firm in which the Company’s Corporate Secretary is a partner (June 30, 2013 - $90). The Company has a $Nil payable related to legal costs outstanding as of June 30, 2014 (December 31, 2013- $8).

Endeavour Silver Corp.	Page -8 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment comprise:

	Mineral		Machinery &		Transport &
	property	Plant	equipment	Building	office equipment	Total
Cost
Balance at December 31, 2012	$329,314	$51,885	$40,334	$6,721	$6,027	$434,281
Additions	38,761	35,034	11,675	1,977	1,218	88,665
Disposals	-	(16)	-	-	(114)	(130)

Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	14,955	2,265	2,131	391	275	20,017
Disposals	-	-	-	-	(27)	(27)

Balance at June 30, 2014	$383,030	$89,168	$54,140	$9,089	$7,379	$542,806

Accumulated amortization
Balance at December 31, 2012	$72,231	$11,459	$8,559	$1,014	$2,587	$95,850
Amortization	39,091	5,964	5,319	703	1,634	52,711
Impairment	81,743	14,072	-	-	-	95,815
Disposals	-	-	-	-	(93)	(93)

Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	22,480	2,878	3,060	377	717	29,512
Disposals	-	-	-	-	(27)	(27)

Balance at June 30, 2014	$215,545	$34,373	$16,938	$2,094	$4,818	$273,768

Net book value
At December 31, 2013	$175,010	$55,408	$38,131	$6,981	$3,003	$278,533
At June 30, 2014	$167,485	$54,795	$37,202	$6,995	$2,561	$269,038

As of June 30, 2014, the Company had $163 committed to capital equipment purchases.

9.	SHARE CAPITAL

(a)	Purchase Options

Options to purchase common shares of the Company have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2012, at exercise prices determined by reference to the market value of the Company’s common shares on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the status of the Company’s stock option plan and change during the periods presented:

Expressed in Canadian dollars	Period Ended		Year Ended
	June 30, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of Shares	price	of Shares	price

Outstanding, beginning of period	5,695,550	$5.26	4,171,450	$5.87
Granted	1,925,000	$4.67	2,022,500	$4.12
Exercised (1)	(515,700)	$2.43	(259,000)	$3.56
Cancelled	-	-	(239,400)	$8.20
Outstanding, end of period	7,104,850	$5.30	5,695,550	$5.26

Options exercisable at period-end	4,751,400	$5.71	4,307,550	$5.45

(1) There were nil options cancelled in exchange for share appreciation rights in the period ended June 30, 2014 (June 30, 2013 – 120,000 options priced at CAN $3.67 cancelled in exchange for 66,488 share appreciation rights).

The following tables summarize information about stock options outstanding at June 30, 2014:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	June 30, 2014	(Number of Years)	Prices	June 30, 2014	Prices

$3.00 - $3.99	1,267,400	0.8	$3.56	1,267,400	$3.56
$4.00 - $4.99	3,911,800	4.4	$4.39	1,562,800	$4.26
$8.00 - $8.99	1,925,650	2.4	$8.31	1,921,200	$8.31
	7,104,850	3.2	$5.30	4,751,400	$5.71

During the six month period ended June 30, 2014, the Company recognized share-based compensation expense of $1,932 (June 30, 2013 - $1,939) based on the fair value of the vested portion of options granted in the current and prior periods.

(b)	Warrants

The following table summarizes information about share purchase warrants outstanding at June 30, 2014:

Exercise		Oustanding at				Oustanding at June
Price	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	30, 2014
CAN $
$1.90	February 25, 2014	475,000	-	(475,000)	-	-
$1.51	February 25, 2014	25,292	-	(25,292)	-	-
$1.90	February 26, 2014	322,207	-	(322,207)	-	-
$2.05	February 26, 2014	374,468	-	(374,468)	-	-
		1,196,967	-	(1,196,967)	-	-

The warrants with an expiry date of February 26, 2014, consisting of agents’ warrants issued for placing debentures and warrants issued on conversion of debentures, were eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder re~~ceives the number of shares ba~~sed ~~upon the intrinsic value o~~f the warrants over the five day trading average prior to exercise. For the period ended June 30, 2014, 85,525 warrants (June 30, 2013 – nil) were elected by the holders to be exercised “cashless” resulting in 44,463 shares (June 30, 2013 – nil) being issued.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Diluted Earnings per Share

		Three Months ended
		June 30	June 30
	Note	2014	2013
Basic earnings (loss)		$(289)	$(361)
Effect of dilutive securities		-	-
Diluted earnings (loss)		$(289)	$(361)
Basic weighted average number of shares outstanding		101,336,743	99,710,933
Effect of dilutive securities		-	-
Diluted weighted average number of share outstanding		101,336,743	99,710,933
Diluted earnings per share		$(0.00)	$(0.00)

		Six Months ended
		June 30	June 30
	Note	2014	2013
Basic earnings		$3,748	$13,996
Effect of dilutive securities:
Mark to market (gain) on warrant derivative liability	10	-	(3,838)
Diluted earnings		$3,748	$10,158

Basic weighted average number of shares outstanding		100,979,486	99,685,615
Effect of dilutive securities:
Stock options		941,349	1,319,684
Share purchase warrants		-	233,386
Share purchase warrants with embedded derivative liabilities		-	589,547
Diluted weighted average number of share outstanding		101,920,835	101,828,232
Diluted earnings per share		$0.04	$0.10

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

10.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different from the functional currency of the Company (U.S. dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants were classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability was classified as level 2 in the fair value hierarchy (see Note 15). The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding as at December 31, 2013 were exercised during the period ended June 30, 2014.

Balance at December 31, 2012	$5,336

Exercise of financial liability	-
Mark to market loss (gain)	(3,838)
Balance at June 30, 2013	1,498
Exercise of financial liability	(95)
Mark to market loss (gain)	88
Balance at December 31, 2013	1,491
Exercise of financial liability	(2,925)
Mark to market loss (gain)	1,434
Balance at June 30, 2014	$-

Assumptions used in the Black-Scholes model to estimate the fair value of the warrant derivative liability:

	Period Ended	Year Ended
	Jun 30, 2014	Dec 31, 2013
Outstanding warrants	-	849,468
Weighted average fair value of warrants at period end	-	$1.75
Risk-free interest rate	-	0.88%
Expected dividend yield	-	0%
Expected stock price volatility	-	45%
Expected warrant life in years	-	0.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected life of the warrants.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

11.	EXPLORATION

	Three month ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013

Depreciation and depletion	$32	$33	$67	$67
Share-based compensation	107	66	132	66
Salaries, wages and benefits	624	1,001	1,111	1,629
Direct costs	2,043	3,878	3,664	7,406
	$2,806	$4,978	$4,974	$9,168

12.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013

Depreciation and depletion	$44	$46	$82	$86
Share-based compensation	1,147	1,108	1,513	1,596
Salaries, wages and benefits	1,287	1,888	2,335	3,093
Direct costs	1,039	745	2,025	2,142
	$3,517	$3,787	$5,955	$6,917

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Six Months Ended
	June 30	June 30
	2014	2013

Net changes in non-cash working capital
Accounts receivable	$(3,488)	$(8,824)
Inventories	(239)	4,479
Prepaid expenses	1,049	1,859
Due from related parties	11	(72)
Accounts payable and accrued liabilities	3,430	(3,586)
Income taxes payable	(444)	(2,364)
	$319	$(8,508)

Non-cash financing and investing activities:
Fair value of exercised options allocated to share capital	$725	$244
Fair value of shares issued under the share appreciation rights plan	-	234
Fair value of exercised agent warrants allocated to share capital	248	-

Other cash disbursements:
Income taxes paid	$7,844	$8,668

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

14.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolanitos and El Cubo, which are located in Mexico as well as exploration and corporate segments. The exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	June 30, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$10,062	$100	$16,873	$16,561	$442	$44,038
Investments	1,539	-	-	-	-	1,539
Accounts receivables	298	383	5,996	7,723	12,826	27,226
Inventories	-	-	9,610	9,440	5,067	24,117
Prepaid expenses	1,086	239	468	258	241	2,292
Non-current deposits	221	56	583	143	74	1,077
Mineral property, plant and equipment	253	4,305	26,513	45,582	192,385	269,038
Total assets	$13,459	$5,083	$60,043	$79,707	$211,035	$369,327

Accounts payable and accrued liabilities	$4,325	$1,975	$4,051	$3,486	$6,814	$20,651
Income taxes payable	-	-	3,199	(381)	(3)	2,815
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,854	1,041	3,777	6,672
Contingent liability	126	-	-	-	-	126
Deferred income tax liability	(138)	-	2,477	17,039	22,756	42,134
Total liabilities	$33,313	$1,975	$11,581	$21,185	$33,344	$101,398

	December 31, 2013
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$6,991	$143	$9,696	$13,880	$4,294	$35,004
Investments	1,463	-	-	-	-	1,463
Accounts receivables	374	78	3,204	9,807	10,286	23,749
Inventories	-	-	12,138	6,675	4,834	23,647
Prepaid expenses	1,562	242	517	220	800	3,341
Non-current deposits	331	56	582	143	74	1,186
Mineral property, plant and equipment	231	4,321	23,392	58,399	192,190	278,533
Total assets	$10,952	$4,840	$49,529	$89,124	$212,478	$366,923

Accounts payable and accrued liabilities	$4,931	$365	$4,219	$2,713	$4,993	$17,221
Income taxes payable	411	-	-	2,848	-	3,259
Derivative liabilities	1,491	-	-	-	-	1,491
Revolving credit facility	33,000	-	-	-	-	33,000
Provision for reclamation and rehabilitation	-	-	1,846	1,039	3,767	6,652
Contingent liability	99	-	-	-	-	99
Deferred income tax liability	172	-	2,090	20,372	26,419	49,053
Total liabilities	$40,104	$365	$8,155	$26,972	$35,179	$110,775
Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Three months ended June 30, 2014
Silver revenue	$-	$-	$19,077	$11,258	$5,323	$35,658
Gold revenue	-	-	2,283	11,631	5,202	19,116
Total revenue	$-	$-	$21,360	$22,889	$10,525	$54,774
Salaries, wages and benefits:
mining	$-	$-	$2,039	$1,544	$2,583	$6,166
processing	-	-	658	342	542	1,542
administrative	-	-	1,020	1,155	1,063	3,238
stock based compensation	-	-	72	73	74	219
change in inventory	-	-	180	(7)	28	201
Total salaries, wages and benefits	-	-	3,969	3,107	4,290	11,366
Direct costs:
mining	-	-	3,623	3,808	2,850	10,281
processing	-	-	3,366	4,573	2,065	10,004
administrative	-	-	720	728	864	2,312
change in inventory	-	-	784	142	179	1,105
Total direct production costs	-	-	8,493	9,251	5,958	23,702
Depreciation and depletion:
depreciation and depletion	-	-	1,070	8,240	4,713	14,023
change in inventory	-	-	100	201	385	686
Total depreciation and depletion	-	-	1,170	8,441	5,098	14,709
Royalties	-	-	140	103	35	278
Write down of inventory to NRV	-	-	-	-	365	365
Total cost of sales	$-	$-	$13,772	$20,902	$15,746	$50,420
Earnings (loss) before taxes	$(3,231)	$(2,806)	$7,588	$1,987	$(5,221)	$(1,683)
Current income tax expense	-	-	2,333	964	(47)	3,250
Deferred income tax expense (recovery)	-	-	(50)	(3,227)	(1,367)	(4,644)
Total income tax expense (recovery)	-	-	2,283	(2,263)	(1,414)	(1,394)
Net earnings (loss)	$(3,231)	$(2,806)	$5,305	$4,250	$(3,807)	$(289)

	Three months ended June 30, 2013
Silver revenue	$-	$-	$11,874	$21,688	$4,653	$38,215
Gold revenue	-	-	2,250	26,572	4,213	33,035
Total revenue	$-	$-	$14,124	$48,260	$8,866	$71,250
Salaries, wages and benefits:
mining	$-	$-	$1,672	$1,928	$3,132	$6,732
processing	-	-	677	625	557	1,859
administrative	-	-	917	1,253	1,535	3,705
stock based compensation	-	-	68	67	67	202
change in inventory	-	-	(605)	1,546	(146)	795
Total salaries, wages and benefits	-	-	2,729	5,419	5,145	13,293
Direct costs:
mining	-	-	3,657	5,049	3,291	11,997
processing	-	-	3,168	6,642	2,254	12,064
administrative	-	-	797	953	1,092	2,842
change in inventory	-	-	(1,579)	5,647	684	4,752
Total direct production costs	-	-	6,043	18,291	7,321	31,655
Depreciation and depletion:
depreciation and depletion	-	-	3,646	3,321	5,208	12,175
change in inventory	-	-	(671)	1,742	(97)	974
Total depreciation and depletion	-	-	2,975	5,063	5,111	13,149
Royalties	-	-	356	-	-	356
Write down of inventory to NRV	-	-	4,398	-	1,985	6,383
Total cost of sales	$-	$-	$16,501	$28,773	$19,562	$64,836

Earnings (loss) before taxes	$1,408	$(4,978)	$(2,377)	$19,487	$(10,696)	$2,844
Current income tax expense	-	-	1,186	2,473	704	4,363
Deferred income tax expense	-	-	6	1,971	(3,135)	(1,158)
Total income tax expense	-	-	1,192	4,444	(2,431)	3,205
Net earnings (loss)	$1,408	$(4,978)	$(3,569)	$15,043	$(8,265)	$(361)

The Exploration segment included $147 for the three months ended June 30, 2014 (June 30, 2013 - $742) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Six months ended June 30, 2014
Silver revenue	$-	$-	$34,407	$22,451	$10,321	$67,179
Gold revenue	-	-	4,663	24,975	10,957	40,595
Total revenue	$-	$-	$39,070	$47,426	$21,278	$107,774
Salaries, wages and benefits:
mining	$-	$-	$3,551	$2,730	$4,510	$10,791
processing	-	-	1,213	621	1,005	2,839
administrative	-	-	1,932	2,092	1,819	5,843
stock based compensation	-	-	95	96	96	287
change in inventory	-	-	(393)	51	(422)	(764)
Total salaries, wages and benefits	-	-	6,398	5,590	7,008	18,996
Direct costs:
mining	-	-	6,931	7,610	5,691	20,232
processing	-	-	6,740	8,853	4,101	19,694
administrative	-	-	1,366	1,294	1,503	4,163
change in inventory	-	-	(476)	378	(631)	(729)
Total direct production costs	-	-	14,561	18,135	10,664	43,360
Depreciation and depletion:
depreciation and depletion	-	-	3,285	15,005	10,458	28,748
change in inventory	-	-	225	(277)	86	34
Total depreciation and depletion	-	-	3,510	14,728	10,544	28,782
Royalties	-	-	286	223	103	612
Write down of inventory to NRV	-	-	-	-	365	365
Total cost of sales	$-	$-	$24,755	$38,676	$28,684	$92,115
Earnings (loss) before taxes	$(7,663)	$(4,974)	$14,315	$8,750	$(7,406)	$3,022
Current income tax expense	-	-	3,730	2,440	22	6,192
Deferred income tax expense (recovery)	-	-	73	(3,328)	(3,663)	(6,918)
Total income tax expense (recovery)	-	-	3,803	(888)	(3,641)	(726)
Net earnings (loss)	$(7,663)	$(4,974)	$10,512	$9,638	$(3,765)	$3,748

	Six months ended June 30, 2013
Silver revenue	$-	$-	$29,364	$40,791	$12,567	$82,722
Gold revenue	-	-	3,612	43,568	11,221	58,401
Total revenue	$-	$-	$32,976	$84,359	$23,788	$141,123
Salaries, wages and benefits:
mining	$-	$-	$3,365	$3,549	$5,448	$12,362
processing	-	-	1,170	1,164	968	3,302
administrative	-	-	1,780	2,528	2,515	6,823
stock based compensation	-	-	93	92	92	277
change in inventory	-	-	(523)	2,158	(132)	1,503
Total salaries, wages and benefits	-	-	5,885	9,491	8,891	24,267
Direct costs:
mining	-	-	7,861	9,442	6,571	23,874
processing	-	-	6,058	12,152	3,871	22,081
administrative	-	-	1,781	1,871	2,248	5,900
change in inventory	-	-	(1,276)	6,367	697	5,788
Total direct production costs	-	-	14,424	29,832	13,387	57,643
Depreciation and depletion:
depreciation and depletion	-	-	7,210	5,808	10,434	23,452
change in inventory	-	-	(815)	2,194	392	1,771
Total depreciation and depletion	-	-	6,395	8,002	10,826	25,223
Royalties	-	-	806	-	-	806
Write down of inventory to NRV	-	-	4,398	-	3,480	7,878
Total cost of sales	$-	$-	$31,908	$47,325	$36,584	$115,817

Earnings (loss) before taxes	$5,352	$(9,168)	$1,068	$37,034	$(12,796)	$21,490
Current income tax expense	-	-	2,516	2,949	734	6,199
Deferred income tax expense	-	-	728	2,600	(2,033)	1,295
Total income tax expense	-	-	3,244	5,549	(1,299)	7,494

Net earnings (loss)	$5,352	$(9,168)	$(2,176)	$31,485	$(11,497)	$13,996

The Exploration segment included $280 for the six months ended June 30, 2014 (June 30, 2013 - $1,074) of costs incurred in Chile.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

15.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at June 30, 2014	$	$	$	$

Financial assets:
Available for sale securities	1,539	1,539	-	-
Trade receivables	10,175	10,175	-	-
Total financial assets	11,714	11,714	-	-

Financial liabilities:
Contingent liabilities	126	-	126	-
Total financial liabilities	126	-	126	-

Fair values of financial assets and liabilities:

	As at June 30, 2014		As at December 31, 2013
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	44,038	44,038	35,004	35,004
Available for sale securities	1,539	1,539	1,463	1,463
Trade receivables	10,175	10,175	10,263	10,263
Other receivables	17,051	17,051	13,486	13,486
Total financial assets	72,803	72,803	60,216	60,216

Financial liabilities:
Accounts payable and accrued liabilities	20,651	20,651	17,221	17,221
Revolving credit facility	29,000	29,000	33,000	33,000
Contingent liabilities	126	126	99	99
Derivative liabilities	-	-	1,491	1,491
Total financial liabilities	49,777	49,777	51,811	51,811

Disclosure of the valuation techniques to estimate the fair values of financial assets and liabilities are disclosed in the following notes:

•	Available for sale securities (see Note 4)
•	Trade receivables (see Note 5)
•	Derivative liabilities (see Note 10)

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months ended June 30, 2014 and 2013
(Unaudited – Prepared by Management)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke ~ Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Country Manager
Luis Castro ~ Vice-President, Exploration
Terrence Chandler ~ Vice-President, Corporate Development
Bernard Poznanski ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 18 -